EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 13, 2008, with respect to the consolidated financial statements of Encore Bancshares, Inc. and Subsidiaries (which report on the consolidated financial statements expressed an unqualified opinion and contains explanatory paragraphs relating to the adoption, effective January 1, 2007 of Statement of Financial Accounting Standards Boards (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” and effective January 1, 2006 of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment) for the year ended December 31, 2007 which is incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned report.

/s/ Grant Thornton LLP

Houston, Texas

May 15, 2008